FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For October 8, 2003
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -------------

      THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX


  Exhibit         Date                      Description of Exhibit
  ------         -----                      ----------------------

     1      10/08/2003     IIJ Files Amended Annual Report on Form 20-F
                           including Audited Financial Statements and CEO and
                           CFO certifications

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Internet Initiative Japan Inc.


Date:  October 9, 2003 JST               By:  /s/ Koichi Suzuki
                                         ---------------------------------
                                         Koichi Suzuki
                                         President, Chief Executive Officer and
                                         Representative Director

Exhibit 1


    IIJ Files Amended Annual Report on Form 20-F including Audited
         Financial Statements and CEO and CFO Certifications

    NEW YORK & TOKYO--(BUSINESS WIRE)--Oct. 8, 2003--Internet Initiative Japan, Inc. ("IIJ"; NASDAQ:IIJI) announced today that it has filed with the United States Securities and Exchange Commission an amended annual report on Form 20-F for the fiscal year ended March 31, 2003 with audited financial statements and the CEO and CFO certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.
    As has previously been reported, IIJ has received a delisting notice from Nasdaq for noncompliance with Marketplace Rule 4320(c)
(12) due to the absence in its previously filed Form 20-F, dated 30th September 2003, of audited financial statements and the CEO and CFO certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. IIJ has filed an amended Form 20-F today, as noted above, and is also submitting today a hearing request to Nasdaq to review the delisting determination. As a result, IIJ's securities will not be delisted on October 13, 2003. The delisting will be stayed pending further decision by Nasdaq.
    The audit report in respect of IIJ's financial statements as of and for the fiscal year ended March 31, 2003 is qualified as to the equity method net loss, the impairment loss on investment in and deposits for Crosswave Communications, Inc. ("Crosswave") and the related summary financial information of Crosswave for the year ended March 31, 2003 because IIJ has been unable to obtain audited financial statements or other sufficient evidence of the results of operations and financial condition of Crosswave as of and for the fiscal year ended March 31, 2003 to enable IIJ to determine the amount of IIJ's equity method net loss in respect of IIJ's investment in Crosswave.
    As was previously announced, during August 2003 Crosswave filed a voluntary petition for the commencement of corporate reorganization proceedings in Japan and Crosswave has not publicly released or otherwise provided to IIJ audited financial statements in respect of Crosswave's fiscal year ended March 31, 2003. IIJ expects its equity interest in Crosswave to be eliminated upon the approval of a reorganization plan or, alternatively, upon liquidation of Crosswave.
    In light of IIJ's expectation that IIJ's equity interest in Crosswave will be eliminated as a result of Crosswave's corporate reorganization proceedings, IIJ has made a determination to fully write-off its investment in and deposits for and loans to Crosswave and accounts receivable due from Crosswave. As a consequence, IIJ has reported in its statement of operations an aggregate equity method net loss and impairment loss on investment in and deposits for Crosswave of JPY12.8 billion for the year ended March 31, 2003, of which JPY12.7 billion relates to Crosswave and JPY0.1 billion relates to equity method net loss in other equity method investees. IIJ will also be reporting charges in the current fiscal year ending March 31, 2004 aggregating JPY1.7 billion in respect of loans extended by IIJ to Crosswave in May and June 2003 and accounts receivable due from Crosswave of approximately JPY0.45 billion on sales transactions since the beginning of the current fiscal year. IIJ intends to publicly release revised financial statement data for the first quarter of the current fiscal year reflecting these charges shortly.
    Because IIJ has been unable to obtain audited financial statements or other sufficient evidence of Crosswave's results of operations and financial condition as of and for the fiscal year ended March 31, 2003 to enable IIJ to determine on an audited basis the amount of IIJ's equity method net loss in respect of IIJ's investment in Crosswave, IIJ has been unable to precisely allocate the JPY12.7 billion aggregate charge relating to Crosswave described above (comprised of equity method net loss relating to Crosswave and impairment loss on investment in and deposits for Crosswave) between equity method net loss and impairment loss. In the financial statements included in IIJ's amended Form 20-F filed today, the amount allocated to equity method net loss relating to Crosswave is based on unaudited financial information made publicly available by Crosswave prior to Crosswave's commencement of corporate reorganization proceedings, and the impairment loss on investment in and deposits for Crosswave was determined to be the amount required to reduce the carrying value of investments in and deposits for Crosswave at March 31, 2003 to zero. As noted above, the aggregate of these charges was JPY12.7 billion.
    If the actual net loss of Crosswave for the year ended March 31, 2003 was higher than the publicly announced unaudited amount (which would increase our equity method net loss and decrease, by a corresponding amount, the impairment loss required to reduce the carrying value of investment in and deposits for Crosswave at March 31, 2003 to zero), the aggregate of our equity method net loss relating to Crosswave plus impairment loss on investments in and deposits for Crosswave would remain unchanged at JPY12.7 billion. This would also be the case if Crosswave's actual net loss was lower than the announced amount. In addition, because this aggregate amount would remain unchanged, our operating loss and net loss for the year ended March 31, 2003, our consolidated balance sheet as of March 31, 2003, and our consolidated statement of shareholders' equity (capital deficiency) and net cash provided by operating activities in our consolidated statement of cash flows for the year ended March 31, 2003 would all be unaffected by any different allocation between equity method loss and impairment loss that may have been required if audited financial statements or other evidence of Crosswave's results of operations and financial condition as of and for the fiscal year ended March 31, 2003 had been available to us.

    About IIJ

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:IIJI) is Japan's leading Internet-access and comprehensive network solutions provider. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. Services range from the delivery of new generation network services over an optical-fiber infrastructure that is optimized for data communications, to the construction of pan-Asian IP backbone networks. The company also offers high-quality systems integration and security services, internet access, hosting/housing, and content design.

    The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

    CONTACT: Internet Initiative Japan, Inc.
             IIJ Investor Relations Office, +81-3-5259-6500 ir@iij.ad.jp http://www.iij.ad.jp/